Filed by North Mountain Merger Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: North Mountain Merger Corp.
Commission File No. 001-39523
Date: April 7, 2022

 Analyst Day Presentation  April 7, 2022

 Important Notices  1  This presentation is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Business Combination”) between North Mountain Merger Corp. (“North Mountain”) and Corcentric, Inc. (“Corcentric”) and the related transactions. In connection with the proposed Business Combination, North Mountain has filed a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”). The Registration Statement includes preliminary proxy materials that will be distributed to North Mountain’s shareholders in connection with its solicitation for voting proxies in respect of the proposed Business Combination and other matters described in the Registration Statement, as well as a prospectus relating to the offer of North Mountain’s securities to be issued in the proposed Business Combination. Investors, shareholders and other interested parties are advised to read the Registration Statement (and all amendments thereto) as well as other documents filed by North Mountain with the SEC in connection with the proposed Business Combination because these documents will contain important information about Corcentric, North Mountain and the proposed Business Combination. The definitive proxy statement/prospectus will be mailed to North Mountain’s shareholders as of the record date established for voting on the proposed Business Combination. Interested parties will also be able to obtain copies of such documents, without charge, at the SEC’s website located at www.sec.gov or by directing a request to North Mountain Merger Corp., 767 Fifth Avenue, 9th Floor, New York, NY, 10153, ATTN: Secretary, or by calling (646) 446-2700.  No Representations or Warranties  No representation or warranties, express or implied, are given in, or in respect of, this presentation. To the fullest extent permitted by law, in no circumstances will North Mountain, Corcentric or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, investment banks, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on t he information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes that North Mountain and Corcentric believe are reasonable. Neither North Mountain nor Corcentric has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of North Mountain, Corcentric or the Business Combination. Viewers of this presentation should each make their own evaluation of North Mountain and Corcentric, and of the relevance and adequacy of the information and should make such other investigations as they deem necessary.  In addition, this presentation is not, and does not purport to be, an appraisal of the securities, assets or business of North Mountain, Corcentric or any other entity. North Mountain and Corcentric reserve the right to amend or replace this presentation at any time but none of North Mountain, Corcentric, their subsidiaries, affiliates, legal advisors or financial advisors shall have any obligation to update or supplement any content set forth in this presentation or otherwise provide any additional information to the recipient should circumstances, or management’s estimates or opinions, change or any information provided in this presentation become inaccurate. The statements in this presentation, including all forward-looking statements, should not be relied upon as representing North Mountain and Corcentric’s assessments as of any date subsequent to the date of this presentation.  Forward-Looking Statements  Certain statements, estimates, targets and projections in this presentation may be considered forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, or involve the future performance of, Corcentric and North Mountain. For example, statements regarding the benefits of the proposed Business Combination, the anticipated timing of the proposed Business Combination, projections of future revenue or EBITDA, statements regarding anticipated growth in the industry in which Corcentric operates and anticipated growth in demand for Corcentric’s products or services, projections of Corcentric’s future financial results and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “pro forma”, “may”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.  These forward-looking statements are based on current estimates and assumptions that are based on management’s current expectations and subject to numerous risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that a business combination disrupts current plans and operations of Corcentric; the ability to recognize the anticipated benefits of a business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to a business combination; changes in applicable laws or regulations; the possibility that Corcentric or the combined company may be adversely affected by other economic, business, regulatory, and/or competitive factors; Corcentric’s estimates of expenses and profitability; the evolution of the markets in which Corcentric competes; the inability of Corcentric to implement its business plan; the inability of Corcentric to satisfy regulatory and licensing requirements; the impact of the COVID-19 pandemic on Corcentric’s business.  While the forward-looking statements included in this presentation, including the projected financial information, have been made in good faith and are based on assumptions we believe to be reasonable, there is no assurance the expected results will be achieved. Corcentric’s actual results may differ materially based on the risks and uncertainties noted and incorporated herein, and the inclusion of such information in the presentation should not be regarded as a representation by any person that the results reflected in such projections and other forward-looking statements will be achieved. The risks and uncertainties described and incorporated in this presentation are not the only risks and uncertainties Corcentric may face. Additional risks and uncertainties not presently known to Corcentric, or that Corcentric currently considers immaterial, could also negatively affect the business, financial condition, results of operations, prospects, profits and value of the securities of Corcentric. You should read and carefully consider the other information in this presentation and the section entitled “Risk Factors” in the Registration Statement.

 Important Notices (continued)  2  Use of Projections  This presentation contains financial forecasts for Corcentric with respect to certain financial results for Corcentric’s fiscal years through 2023. Neither North Mountain’s nor Corcentric’s independent auditors have not audited, studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this presentation. These projections are forward- looking statements and should not be relied upon as being necessarily indicative of future results. In this presentation, certain of the above-mentioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Corcentric or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Since the projections cover multiple years, such information by its nature becomes less reliable with each successive year.  Non-GAAP Financial Measures  This presentation contains certain financial information, such as EBITDA, EBITDA CAGR, EBITDA Margin, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted gross profit, Adjusted gross profit margin, Adjusted revenue and Adjusted revenue growth, which have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). North Mountain and Corcentric believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Corcentric’s financial condition and results of operations. North Mountain and Corcentric believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Corcentric’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in Corcentric’s financial statements. Given the inherent uncertainty regarding projections, projected non-GAAP measures have not been reconciled back to the nearest GAAP measure. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. You should review North Mountain’s and Corcentric’s audited financial statements, included in the Registration Statement. Please refer to the Appendix for a reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures.  Trademarks  This presentation contains trademarks, service marks, trade names and copyrights of North Mountain, Corcentric and other companies, which are the property of their respective owners.  Participants in the Solicitation  North Mountain, North Mountain’s sponsor, Corcentric and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of North Mountain, in connection with the proposed Business Combination. Information regarding North Mountain’s directors and executive officers is contained in North Mountain’s Annual Report on Form 10-K for the year ended December 31, 2021, which is filed with the SEC. Additional information regarding the interests of those participants, the directors and executive officers of Corcentric and other persons who may be deemed participants in the Business Combination may be obtained by reading the Registration Statement and the proxy statement/prospectus and other relevant documents filed with the SEC. Free copies of these documents may be obtained as described above.  No Offer or Solicitation  This presentation is for informational purposes only and shall not constitute a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed Business Combination. This presentation shall also not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale, issuance, or transfer of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

 Today’s presenters  Corcentric  Doug Clark  Founder, CEO, and Chairman  Matt Clark  President and COO  3  Tom Sabol  CFO  Chuck Bernicker  CEO, President,  and Director  North Mountain Merger Corp.  Fritz Smith  Chief Revenue Officer

North Mountain overview

Who we are and what we offer

Proprietary sourcing channels and **leading industry relationships** with strategic corporates and financial sponsors

Strong track record of **identifying** and **sourcing transactions** with proven **playbook of value creation**

Extensive public company experience at CardConnect and First Data

$132mm equity capital raised in September 2020 via a listing on the Nasdaq

Anchor investors and significant portion of **committed capital from long-term investors**

Execution and structuring capability within the Financial Technology sector

NMMC is an Ideal Partner for Corcentric

NMMC Management Team Led Billtrust to Success

- Successful Billtrust de-SPAC
  - Announced combination with Billtrust in October 2020
  - Pro forma enterprise value of $1.3bn, equal to 10.5x 2021 multiple
  - 1-day post announcement price impact: **15.6%**
- Completed successful follow-on offering of $127mm[1] on 06/30/2021
- Billtrust is a **leading provider of cloud-based software and integrated payment processing solutions** that simplify and automate B2B commerce
- Billtrust provides **mission-critical solutions that automate accounts receivable workflows.** Solutions span credit decisioning and monitoring, online ordering, invoicing, cash application and collections
- **Huge TAM with strong tailwinds in B2B commerce and electronic billing and payments**

billtrust

100%+
Net dollar retention

$56B+
Total Payment Volume

1,800+
Clients in the mid-market enterprise space across various industries

$1T+
Invoice dollars processed, reflecting large total addressable market

CardConnect Stock Price Performance

NMMC Management Team Led CardConnect to Success



CCN outperforms the S&P 500 by +30% over ~1 year
First Data Corp. announces acquisition of CardConnect for $15.00 per share
CardConnect
52.5%
CardConnect announces merger with FinTech Acquisition Corp
CardConnect merger completed
S&P 500
20.4%
Mar 16
May 16
Aug 16
Nov 16
Jan 17
Apr 17
Jun 17

Source: Company filings and Factset.
(1) Includes executed greenshoe on 7/01/2021

corcentric
4

 Doug Clark  Founder, CEO, and Chairman  Introduction to Corcentric

 Our mission is to transform how businesses purchase, pay, and get paid  6

Corcentric at a glance

Platform Overview

WHAT WE DO

Source-to-Pay (S2P)

Order-to-Cash (O2C)

Proprietary B2B Commerce Network

HOW WE DO IT


Software
Payments
Advisory services

BUSINESS OUTCOMES DELIVERED

- + Enable growth
- + Optimize working capital
- + Increase EBITDA
- + Enhance visibility
- + Increase business agility
- + Minimize risk

By the Numbers

SCALE

2,500+	$100B+	$140B+
Customers and growing	Platform transaction volume	Estimated global B2B software & services revenue opportunity[1]

PERFORMANCE

$149M	30%	106%
2022E adj. revenue	2022E adj. revenue growth	Dollar-based net retention[2]

PROFITABILITY

69%	28%	47%
2022E adj. gross margin	2022E adj. EBITDA margin[3]	2021 – 2023E adj. EBITDA CAGR[3]

corcentric

Note: Adjusted revenue, adjusted gross margin, and adjusted EBITDA margin are non-GAAP metrics. Definitions and reconciliations are provided in the appendix
(1) Derived by multiplying the number of large and mid-size enterprise companies per Dun & Bradstreet by average total revenues (excluding payments revenues) per customer; data as of 6/21/21
(2) As of December 31, 2021; (3) Excludes estimated public company costs of $4.8mm and $7.8mm for 2022E and 2023E, respectively

7

 Our experienced, founder-led management team  Buffi Gibbons  Chief HR Officer  Manish Jaiswal  Chief Product Officer  Sunil Padiyar  Chief Technology Officer  Doug Clark  Founder, CEO, and Chairman  Matt Clark  President and COO  Mark Joyce  EVP and Chief Accounting Officer  8  Tom Sabol  CFO  Fritz Smith  Chief Revenue Officer  Ed Benack  Chief Customer Officer  Sophie Hubscher  General Counsel & SVP  25+ years  20+ years  15+ years

 B2B commerce still relies on highly-manual, legacy solutions  9  Order-to-Cash  Source-to-Pay Workflow  Order-to-Cash Workflow  Payment Acceptance  PO Acceptance  Cash Application  Contract / Purchase order  Invoice  Resend invoice (if error)  Write / Print check  Mail Check  Shipment of Goods  Sourcing  Source-to-Pay  Invoice Disbursement  Payment Disbursement  PO Creation  Reconciliation  Receipt of Goods  Sourcing  Invoice Acceptance

 10  We are connecting buyers and suppliers with a B2B commerce network  Connecting Source-to-Pay and Order-to-Cash creates a powerful flywheel effect  BUYERS  SUPPLIERS  Order-to-Cash  Source-to-Pay  S2P  Software  O2C  Software  Multi-modal Payments  Multi-modal Payments  Source: Management reporting

We have been innovating in B2B commerce for over 25 years

1996
Early adopter of ACH+ payments and supply chain financing at scale

2008
Launched Corcentric 3-way matching for invoices

2010
Acquired and launched cloud-based Accounts Payable automation solution COR360

2018 (SourceOne)
Boosted procurement and finance Advisory capabilities via SourceOne acquisition

2019 (Determine)
Optimized modular source-to-pay tools and expanded global footprint via Determine acquisition

2019 (Netsend)
Strengthened AR invoicing/document distribution capabilities and expanded global footprint via Netsend acquisition

2020 (BregalSagemount)
Raised first growth equity capital from Bregal Sagemount

2020 (vendorin)
Strengthen AP Payments capabilities via Vendorin acquisition

2021 (North Mountain Merger Corp.)
Signed merger agreement with NMMC and plan to list publically

Corcentric is well-positioned to lead the next wave of innovation in B2B commerce corcentric

11

 Matt Clark  President and COO  Corcentric’s market opportunity and value proposition

The B2B commerce industry is massive

We are early adopters of payment solutions with $100B+ in transaction volume on our network today

Estimated global B2B software & services revenue opportunity[2]

$2B+ embedded whitespace opportunity[3]

$149M
corcentric 2022E adj. revenue


$120T+
B2B transaction volume globally[1]
$140B+
Source-to-Pay (S2P) + Order-to-Cash (O2C)

corcentric

Note: Adjusted revenue is a non-GAAP metric. Definition and reconciliation are provided in the appendix
Source: (1) Visa Investor Day Presentation (2020); available at https://s1.q4cdn.com/050606653/files/doc_presentations/2020/02/Visa-Inc-2020-Investor-Day-Full-Presentation.pdf; (2) Derived by multiplying the number of large and mid-size enterprise companies per Dun & Bradstreet by average total S2P and O2C revenues per customer; data as of 6/21/21; (3) Calculated by multiplying 2,500 customers by the revenue opportunity for a fully engaged customer and then subtracting 2021E revenue, whitespace includes payments revenue opportunity; reference slide 16

13

 14  Focus  S2P (Procurement & AP)  O2C (AR)  S2P  AP AP / AR  O2C  End market  Enterprise /  Mid-market  Enterprise  Mid-market SMBs  Enterprise /  Mid-market  Customers  2,500+  2,000+1  7,000+2 115,6003  1,800+4  Integrated  payments  Core competency  Early days       Transaction volume opportunity  $120T+ volume5  $13T volume6  $25T volume7 $9T volume8  $120T volume5  Corcentric addresses the entire B2B value chain  Source: (1) Coupa Investor Presentation (June 2021); (2) Avidxchange press release (August 13, 2021); (3) Bill.com FY21 Q3 10Q; (4) Billtrust FY20 10K; (5) Visa Investor Day Presentation (2020); available at https://s1.q4cdn.com/050606653/files/doc_presentations/2020/02/Visa-Inc-2020-Investor-Day-Full-Presentation.pdf; (6) Coupa S-1, 4/03/2017; (7) Avidxchange S-1, 9/17/2021; (8) Bill.com S-1, 12/12/2019

 15  Corcentric’s value proposition  Corcentric’s end-to-end software & payment solutions automate B2B processes and…  1  Generates high customer ROI  2 3  Drives operational improvement  Optimizes working capital and cash flow  …deliver a compelling value proposition to its customers  1  Sourcing  1  Sourcing  2  PO Creation  3  PO Acceptance  5  Receipt of Goods  4  Shipment of Goods  7  Invoice Acceptance  6  Invoice Disbursement  8  Payment Disbursement  9  Payment Acceptance  11  Reconciliation  10  Cash Application  Source: Management reporting  BUYERS  SUPPLIERS

Unparalleled monetization across the B2B value chain

Corcentric leverages a combination of software, payments and advisory services…


ADVISORY
S2P
Sourcing
SOFTWARE
S2P
eSourcing / Contracting
S2P
Procurement
S2P
AP Automation
O2C
Invoicing / e-Billing
PAYMENTS
S2P / O2C
Payment Solutions
O2C
Supply Chain Financing
O2C
Collections / Credit Mgmt
O2C
Cash Application

Illustrative economics:

Advisory Services
~$100,000 / year

\+

SaaS Subscription
Source to Pay
~$150,000 / year

\+

SaaS Subscription
Order to Cash
~$100,000 / year

\+

Payments
(Multiple Modalities)
~250 bps of volume

…to fully monetize each buyer / supplier transaction, providing multiple "bites at the apple" that others are unable to manage corcentric

Source: Management reporting

16

 Source-to-Pay solutions  Source-to-Pay Solutions  Supplier Management  Sourcing  Analytics  Contract Lifecycle Management  Procurement  Invoice Management  Financial Management  Payments  + Financing  Analytics  Uncover insights that drive smarter spend decisions  Sourcing  Improve supplier selection and drive savings  Supplier  Management  Build stronger supplier relationships and manage risk  Contract Lifecycle Management  Automate the entirety of a contract lifecycle  Procurement  Control spend and improve compliance  Invoice Management  Automate invoice processing  Financial Management  Improve spend management and reporting  Payments + Financing  Automate multimodal payment disbursement  17

 Invoicing +  eBilling  Automate invoice creation and distribution  Order-to-Cash solutions  Invoicing  + eBillling  Analytics  Credit  Management  Assess and issue lines of credit  Dispute  Management  Dispute, resolve, and mitigate issues  Collections  Management  Employ best- practice collection processes  Supply Chain Financing  Set flexible payment terms  Managed AR Services  Fully outsource AR management  Analytics  Uncover actionable insights on O2C and payments  Cash Application  Streamline payment collection and reconciliation  Order-to-Cash Solutions  Dispute Management  Supply Chain Financing  Managed AR Services  Cash Application  Collections Management  Credit Management  18

 Corcentric simplifies Order-to-Cash  19  ORDER – TO – CASH SOLUTIONS  Invoice Delivery  +  Management  Payments  BUYERS  Single, consolidated payment  SUPPLIERS  Customer Support  Multimodal Payments

 Corcentric removes process and system integration friction  20  Order-to-Cash customer

 A superior Order-to-Cash solution  21  Cash flow uncertainty  Antiquated billing  Long DSO’s  Poor customer onboarding / service  High dispute frequency  Lack of spend visibility  FUNDAMENTAL CHALLENGES WITH EXISTING SOLUTIONS  CORCENTRIC’S O2C SOLUTION BENEFITS  Cash flow certainty  Bad debt elimination  Enhanced customer satisfaction  Unlocked resources through automation  Streamlined cash application  Immediate revenue growth

 22  Proprietary B2B commerce network of buyers and suppliers  $100B+  Platform transaction volume  Connecting Source-to-Pay and Order-to-Cash creates a powerful flywheel effect  450K+  BUYERS  1.4M+  SUPPLIERS  Order-to-Cash  Source-to-Pay  S2P  Software  O2C  Software  Multi-modal Payments  Multi-modal Payments  Source: Management reporting

 Built on an integrated, modern technology stack  Integration Partners  3rd Party networks  ERPs  TECHNOLOGY SOLUTIONS  Source-to-Pay (S2P)  Proprietary B2B commerce network  Order-to-Cash (O2C)  TECHNOLOGY ARCHITECTURE  Cloud native  Multi-tenant  Single code base  Network of networks created via integrations with suppliers and buyers  Ability to serve as a single pane of glass over multiple ERP solutions  KEY DIFFERENTIATORS   Multi-tenant architecture with single code base   Platform-as-a-Service with apps   Robust Extension Framework as part of the core platform   Unique way to manage applications using AWS and an online builder   No-code low-code app framework   Full service-oriented architecture (restful APIs)   Business Innovation Lab focused on disruptive technologies like AI / ML and blockchain  23

 24  Blue chip customer base and significant embedded whitespace  opportunity  KEY STATS  2,500+  total customers  106%  Dollar-based net retention1  $100B+  Platform transaction volume  $2B+  Total whitespace2  Source: (1) As of December 31, 2021; (2) Calculated by multiplying 2,500 customers by the revenue opportunity for a fully engaged customer and then subtracting 2021E revenue, whitespace includes payments revenue opportunity  Manufacturing 34%  Consumer/Retail 15%  Other 17%  Finance  3%  Food/Beverage  5%  Transportation  6%  Distribution  6%  Healthcare  14%  Top 100 Customers by End Market

 Transforming S2P for a Fortune 500 global chemical and ingredients distributor   Large tail spend   Limited visibility into supplier contracts and end user compliance   Lean sourcing and procurement team   Decentralized procurement activities   Limited subject matter expertise  $300M  in spend reviewed and addressed  $6.5M  realized savings  50+  workflows and  processes impacted  4x  ROI  Global Deployment  plans are underway  25  CHALLENGES  SOLUTION  IMPACT (SINCE MARCH 2020)  138  North American production sites serviced  Supplier  Spend analysis and procurement / AP workflows  Automatically distributed POs and  matched all incoming invoices  Customer

 Supplier  Unlocking value for one of the largest tire and rubber companies…  Customer Complaints  reduced substantially   Enrollment delays   Slow response times   Poor customer experience   Decrease in sales  Visibility  into consumer spend and behavior increased  >10%  Sales increase  Working Capital  enhanced materially  DSO  Decreased significantly  Customer Engagement  improved considerably  26  CHALLENGES  SOLUTION  IMPACT (SINCE AUGUST 2018)  O2C Customer  Improvement and management of billing, credit and AR services  Analyzed supplier data and assessed credit risk

 …a success story on multiple levels  27  WIN – WIN – WIN  LAND AND EXPAND  NETWORK EFFECT  Multiple levers driving increased value  Delivering outcomes that lead to growth  Value creation for customer, its customers, and Corcentric   Customer benefits from our solution but  so do its customers   Unique combination of capabilities paired with balanced O2C/S2P perspective   Stickiness and revenue growth   Executed and delivered outcomes with  their largest customer  Outcomes delivered leads to more of their customers being onboarded   Drives continuous cycle of execution, validation, stickiness and revenue growth   Converted GPO supplier to O2C  customer   Speed to revenue and ability to quickly integrate   Seamless top customer transition

 Deploying our full suite of services for Daimler  Double-digit  growth in revenues realized   Refining billing and support services across Daimler’s vast dealer network   Enabling e-invoicing   Finding the right partner to manage billing and collections  Enhanced invoice capabilities and support services  Validating supplier data for payments  17.6k  unique connections between dealer and buyer ERP & POS systems  59%  DSO reduction  Invoice  processing substantially increased  86%  decrease in disputes  Customer  acquisition and retention improved significantly  CHALLENGES  SOLUTION  IMPACT (SINCE FEBRUARY 2012)  28  Supplier

Multiple vectors driving growth and upside



Massive Cross-Sell Opportunity
$2B+
Whitespace opportunity
Payments Monetization
3%
Of existing transaction volume monetized
Win New Customers
15
Sales efficiency[1]
International Expansion
12
Countries served today
Strategic M&A
3
Acquisitions in last 3 years
New Products & Innovation
87
R&D team members

Note: Data as of June 17, 2021. (1) Corcentric tracks sales efficiency as a function of Business Development Representative (BDR) productivity; [1] BDR is able to close ~15 new logos annually

29

 $100B+  Corcentric platform transaction volume  $2.7B+  Monetized transaction volume in 2021  Significant opportunity to monetize the $100B+ of transaction volume on our platform  MONETIZATION METHODS  SOURCE-TO-PAY  Automate AP payment disbursement across payment types  ORDER-TO-CASH  Optimize cash flow and streamline AR payment acceptance  Virtual card  Supply chain financing  Merchant acquiring  Enhanced ACH  Supply chain financing  Enhanced ACH  30  Aggregate purchasing

 Go-to-market strategy  Fritz Smith  Chief Revenue Officer

 Go-to-market strategy  Make the sale  Implement the solution  Foster customer  satisfaction  Drive retention /  renewals   Platform-based sales   Teams organized by vertical  and customer size   Point solution   Broader customer reach  Note: Bookings data based on 2021  DIRECT SALES  INDIRECT SALES  CUSTOMER  32  Payment partners  Integration partners  Technology partners  REFERRALS  PARTNERS  RESELL   Strong network effect sales model   Payments as a core competency enables cross-sell and upsell into O2C and S2P solutions   Cost effective customer acquisition strategy   Higher margin

 Strategic alignment around go-to-market complementing sales plays  33  Repeatable sales motion aligned to enable specific teams to successfully sell a solution to a specific set of customers and personas  Channel  Target Persona  Team  Territory  Solution  Message

CFOs face unique challenges

Poor Cash Flow Management

Complexities in B2B commerce, including opaqueness in each step along the value chain, results in companies **mismanaging cash flow**

Inefficient Legacy Systems & Processes

40%+[1] of B2B transaction volume is still processed through **paper checks,** which is manual, expensive, and prone to error

Proliferation of Point Solutions

Proliferation of point solutions result in **the need to purchase many systems and solutions** that come with high costs and poor integration

Complex Integration Requirements

Hundreds of available accounting and reporting systems pose **business and integration challenges**

High Costs

Traditional B2B commerce represent a **staggering proportion of expenses** that directly eat into company bottom lines corcentric

(1) PMNTS.com "Deep Dive: Why Paper Checks Still Factor Into B2B Firms' Payment Optimization Plans" (2021)

34

 Corcentric’s unique all-in-one solution  35  Source  Managed accounts payable  Managed accounts receivable  Purchase | Pay | Get Paid  DPO Extension  DSO Reduction  Source-to-pay  Order-to-cash  Supplier Management  Analytics  Procurement  Invoice Management  Sourcing  Contract Lifecycle Management  Financial Management  Payments + Financing  Credit Management  Invoicing  + Billing  Dispute Management  Collections Management  Cash Application  Receivables Finance  Analytics  Managed AR Services  Settle  Payments  Trade Finance  Managed Service  Platform

 Office of the CFO: Go-to-Market  36  Growth  Risk  Taxation & Regulatory  Governance & Compliance  Financial Reporting & Accounting  Capital Management  Funding for Growth  Cost Control & Efficiency

 Financial overview  Tom Sabol  Chief Financial Officer

 38  Financial highlights  $149M  2022E adj. revenue  30%  2022E adj. revenue growth1  106%  Dollar-based net retention2  69%  2022E adj. gross margin  28%  2022E adj. EBITDA  margin3  Note: Adjusted revenue, adjusted gross margin, and adjusted EBITDA margin are non-GAAP metrics. Definitions and reconciliations are provided in the appendix  (1) Compared to 2021 actual adjusted revenue of $114mm; (2) As of December 31, 2021; (3) Excludes estimated public company costs of ~$4.8mm  Significant scale  Rapid growth  High retention  High gross  margins  Attractive  profitability

 39  Our revenue model   Fees from implementations and consulting services  Generally charged on per project or  hourly rate  Tiered subscription pricing   Contracted recurring revenue   Evergreen contracts   Per transaction processing fees   Based on either a percentage of dollar volume or a fee per number of electronic transactions   Multiple monetization methods drive a premium take rate  SOFTWARE  PAYMENTS  ADVISORY SERVICES  29%  2021 adj. revenue  54%  2021 adj. revenue  17%  2021 adj. revenue  Note: Adjusted revenue is a non-GAAP metric. Definition and reconciliation is provided in the appendix

 40  Strong underlying operating metrics driving top line growth  Total monetized transaction volume ($M)  Dollar-based net revenue retention  108%  101%  106%  2019  2020  2021  2,021  1,902  2,756  2019  2020  2021  Note: 2019 dollar-based net revenue retention analysis includes only revenues from Cor360 and CorConnect; Definitions for Total monetized transaction volume and Dollar-based net revenue are provided in the appendix

 41  67%  67%  30%  26%  25%  69%  Margins  $71  $70  $79  2019  2020  2021  $32  $27  $29  2019  2020  2021  Substantial investments in organic and inorganic opportunities to capture the significant market opportunity  Compelling financial profile  51  50  61  22  31  33  33  23  20  2020  2019  2021  $106  $104  $114  Advisory  Payments  Software  Adjusted revenue ($M)  Adjusted EBITDA ($M)  Adjusted gross profit ($M)  Note: All figures presented here are non-GAAP metrics. Definitions and reconciliations are provided in the appendix  8%  14%  7%

 42  Adjusted EBITDA ($M)  Adjusted gross profit ($M)  $114  $149  $190  2021  2022E  2023E  Financial projections  $79  $103  $139  2021  2022E  2023E  $29  $42  $63  2021  69%  69%  73%  25%  28%  33%  29%  33%  47%  Note: All figures presented here are non-GAAP metrics. Definitions and reconciliations are provided in the appendix  (1) Exclude estimated public company costs of ~$4.8mm and ~$7.8mm for 2022E and 2023E, respectively  Adjusted revenue ($M)  Margins  2022E1  2023E1

 43  Adjusted revenue 2023E  Adjusted revenue 2021  Business mix evolution  29%  54%  17%  Software and payments revenues are recurring or re-occuring in nature  83%  Software     Payments Advisory services  Recurring or re-occuring revenue  23%  62%  15%  85%  Source: Management reporting  Software     Payments Advisory services  Recurring or re-occuring revenue

 44  Medium-term operating model  30%+  Adj. EBITDA margin1  25%+  Adj. Revenue growth  70%+  Adj. gross margin  Note: 3-5 year targets; All figures presented here are non-GAAP metrics. Definitions and reconciliations are provided in the appendix  (1) Including public company costs  Non-GAAP measures  Target %

 Doug Clark  Founder, CEO, and Chairman  Conclusion

 Corcentric key highlights  Large TAM with strong tailwinds in B2B commerce  Unmatched combination of cloud-based software, payments and advisory services  Comprehensive, end-to-end suite of source-to-pay and order-  to-cash solutions  Proprietary B2B commerce network of buyers and suppliers  Enterprise and mid-market customer base across diversified industry verticals  Multiple vectors driving growth and upside  Unique combination of strong revenue growth and profitability  46

 Thank you

 Transaction highlights

Transaction summary

Transaction highlights

- Pro forma enterprise value of $1.229bn
  - 2023E adj. revenue multiple of 6.5x
- Corcentric shareholders to receive $1,013mm
  - $893mm in rollover equity and $120mm in secondary proceeds
- $50mm PIPE investment into Corcentric in connection with the merger
- Corcentric to receive $27mm in primary proceeds to fund growth[1]
- North Mountain Merger Corp. to receive 1 of 7 board seats

Sources

($mm)	
Corcentric Rollover Equity	$893
NMMC Cash in Trust[1]	$132
PIPE Proceeds	$50
Total Sources	**$1,075**

Uses

($mm)	
Corcentric Rollover Equity	$893
Secondary Proceeds	$120
Cash to Balance Sheet[2]	$27
Estimated Transaction Expenses[3]	$35
Total Uses	**$1,075**

Pro forma capitalization (at $10.00 per share)[4]

($mm)	
Implied Pro Forma Equity Value[4]	$1,101
Pro Forma Debt[5]	$140
Pro Forma Cash[5]	$12
Pro Forma Enterprise Value	**$1,229**

Pro forma ownership at closing[6]


12.0%
NMMC Public Shareholders
81.1%
Existing Corcentric Shareholders
4.5%
PIPE Investors
2.4%
NMMC Founder Shares

corcentric

Note: Transaction assumes a $50mm PIPE at $10.00, no redemptions by NMMC public shareholders, $27mm cash to the balance sheet, and $120mm cash to existing Corcentric shareholders; Corcentric has a unilateral $150mm minimum cash condition, net of SPAC acquirer fees. The minimum cash condition may be reduced to $125mm net of SPAC acquirer fees with the consent of Corcentric; Figures may not sum due to rounding; (1) Assumes no redemptions by NMMC public shareholders; (2) $12mm of cash dedicated to the balance sheet with residual being using to pay down debt; (3) Illustrative transaction fees and expenses for both SPAC and target; (4) Includes 89.3mm Corcentric shares, 13.2mm NMMC common shares, 5.0mm PIPE shares, and 2.6mm NMMC sponsor shares (excludes 2.1mm NMMC sponsor shares subject to price vesting conditions); Excludes tranches subject to time triggers and early price releases (5) Pro-forma capitalization as of 12/31/21; (6) Assumes $10.00 per share; Excludes the dilutive impact of NMMC public warrants, Corcentric earnout, founder share earnout, and the new, to-be-established equity incentive plan; 4.7mm SPAC sponsor shares are issued and outstanding immediately post Closing, including exchanged warrant shares; Excludes 2.1mm founder shares subject to earnout, vesting ratably at $12.50 per share and $15.00 per share; Excludes tranches subject to time triggers and early price releases

49

50  Peer select operating metrics  CY22E Adj. gross margin  69%  82%  70%  73%  62%  73%  Software and FinTech  Median1  Source: Company materials; FactSet as of 4/04/2022  (1) Paymentus is based off net revenue  CY22E Adj. EBITDA  margin  28%  (6%)  6%  (9%)  (14%)  6%  29%  50%  19%  25%  20%  22%  CY21E-CY23E Adj.  revenue CAGR

 51  Peer select trading metrics  F  F  / g  Software and FinTech  Source: Company materials; FactSet as of 4/04/2022  (1) Paymentus is based off net revenue  F  /  Median1  28.4x  V / CY23E Adj. revenue  6.5x  10.1x  5.2x  3.9x  8.1x  0.8x  V / CY23E Adj. revenue  CY23E adj. revenue  0.2x  0.5x  0.2x  0.2x  0.4x  rowth  34.9x  V / CY23E Adj. gross rofit  8.8x  14.0x  7.1x  5.9x  12.2x  V / CY23E Adj. gross profit  CY23E revenue growth 0.3x  1.0x  0.7x  0.3x  0.3x  0.5x  CY23E Adj. revenue growth  28%  34%  20%  22%  20%  21%  F  p

 Appendix

 Corcentric financial summary  Source: Company materials  Note: Adj. revenue, Adj. Gross profit and Adj. EBITDA are non-GAAP financial measures; see pages 54 – 55 for a reconciliation to the GAAP equivalent measures  (1) 2022E and 2023E adjusted EBITDA excludes estimated public company costs of $4.8mm and $7.8mm respectively  53  Year ended December 31,  ($M)  2019  2020  2021  2022E  2023E  Software Revenue  $22  $31  $33  $36  $43  % growth  129%  42%  6%  11%  13%  Payments Revenue  $51  $50  $62  $85  $118  % growth  14%  (3%)  25%  37%  37%  Advisory Revenue  $33  $23  $20  $28  $29  % growth  19%  (29%)  (16%)  42%  42%  Total Adj. Revenue  $106  $104  $114  $149  $190  % growth  29%  (2%)  10%  30%  28%  Adj. Gross profit  $71  $70  $79  $103  $139  % margin  67%  67%  69%  69%  73%  Adj. EBITDA1  $32  $27  $29  $42  $63  % margin  30%  26%  25%  28%  33%  CapEx  $11  $14  $17  $24  $19  % Adj. Revenue  10%  27%  15%  16%  10%

 Revenue & Gross profit reconciliation  54  Year ended December 31,  ($M)  2019  2020  2021  Total revenues  $145  $175  $154  Less: direct cost of equipment sales  39  71  40  Adjusted revenue (Non-GAAP)  $106  $104  $114  Gross profit  $59  $55  $60  Depreciation and amortization  12  14  19  Stock-based compensation expense included in cost of revenues  0  0  0  Adjusted Gross Profit (Non-GAAP)  $71  $70  $79  Gross margin  41%  32%  39%  Adjusted gross margin (Non-GAAP)  67%  67%  69%  Source: Company materials  Note: Adj. revenue, Adj. Gross profit and Adj. EBITDA are non-GAAP financial measures; Zero values represent numbers less than $500,000

 EBITDA reconciliation  55  Year ended December 31,  ($M)  2019  2020  2021  Net (loss) income  ($4)  $3  ($33)  Adjustments:  Interest expense, net  9  7  9  Provision (benefit) for income taxes  (1)  (5)  1  Depreciation and amortization  17  19  24  Earnings Before Interest Taxes Depreciation and Amortization  $21  $23  $2  Adjustments:  Stock-based compensation expense  1  2  24  Foreign currency (gain) loss  (0)  0  (0)  Equity in (income) loss of affiliate  0  (0)  (0)  Change in Contingent Consideration  2  0  0  Acquisition costs  3  1  0  Acquisition Accounting Adjustments  5  (1)  -  Restructuring and strategic project expenses  0  1  3  Adjusted EBITDA (Non-GAAP)  $32  $27  $29  Source: Company materials  Note: Adj. revenue, Adj. Gross profit and Adj. EBITDA are non-GAAP financial measures; Zero values represent numbers less than $500,000

 Condensed income statement  56  Year ended December 31,  ($M)  2019  2020  2021  Revenue:  Payments, software and advisory revenue  $103  $101  $110  Equipment sales  42  73  44  Total revenues  $145  $175  $154  Direct costs of revenues (excluding depreciation and amortization shown separately below):  Direct costs of payments, software and advisory revenue  $35  $34  $36  Direct costs of equipment sales  39  71  40  Total direct costs of revenue  $73  $105  $75  Operating expenses:  Research and development  $2  $2  $3  Sales and marketing  29  27  27  General and administrative  18  18  47  Depreciation and amortization  17  19  24  Change in fair value of contingent consideration  2  -  -  Total operating expenses  $67  $65  $101  Operating (loss) income  $4  $4  ($22)  Net income:  Interest expense  ($9)  ($7)  ($9)  Interest income  0  0  0  Foreign exchange gain (loss)  0  (0)  0  Loss before income taxes and equity in income (loss) of affiliate  (5)  (2)  (31)  (Provision) benefit for income taxes  1  5  (1)  Equity in income (loss) of affiliate  (0)  0  0  Net (loss) income  ($4)  $3  ($33)  Source: Company materials  Note: Adj. revenue, Adj. Gross profit and Adj. EBITDA are non-GAAP financial measures; Zero values represent numbers less than $500,000

 Condensed balance sheet  57  As of December 31,  As of December 31,  As of December 31,  ($M)  2019  2020  2021  Assets  Cash and cash equivalents  $12  $11  $10  Accounts receivable, net  196  196  239  Rebates, fees, and other receivables  10  10  11  Inventories, prepaid expenses, and other current assets  14  20  18  Property and equipment, net  18  22  26  Goodwill  47  115  114  Other intangible assets, net  34  49  37  Other assets  6  5  13  Total assets  $338  $427  $469  Liabilities, mezzanine equity and stockholders' equity (deficit)  Current portion of long-term debt, net  $0  $1  $1  Accounts payable  117  136  153  Rebates payable  9  7  7  Accrued expenses and other current liabilities  36  22  27  Long-term debt, net  118  134  165  Deferred income taxes  -  0  2  Other liabilities  4  1  1  Total liabilities  $285  $301  $355  Mezzanine equity:  Redeemable preferred stock  -  $88  $110  Redeemable common stock  8  5  5  Stockholders' equity (deficit):  Total stockholders' equity (deficit)  $45  $33  ($1)  Total liabilities, mezzanine equity and stockholders' equity (deficit)  $338  $427  $469  Source: Company materials  Note: Adj. revenue, Adj. Gross profit and Adj. EBITDA are non-GAAP financial measures; Zero values represent numbers less than $500,000

 Year ended December 31,  ($M)  2019  2020  2021  Cash flows from operating activities:  Net (loss) income  ($4)  $3  ($33)  Adjustments to reconcile net (loss) income to net cash flows (used in) provided by operating activities:  Depreciation and amortization  $17  $19  $24  Stock-based compensation  1  2  24  Accounts receivable and other receivables  (5)  (0)  (46)  Accounts payable  9  18  17  Accrued expenses and other current liabilities  18  (17)  3  Other 1  (4)  (5)  1  Net cash (used in) provided by operating activities  $32  $19  ($10)  Cash flows from investing activities:  Purchases of property and equipment (including software development)  ($11)  ($14)  ($17)  Proceeds from the sale of property and equipment  0  0  1  Payments for acquisition (net of cash acquired)  (52)  (79)  -  Net cash used in investing activities  ($63)  ($93)  ($16)  Cash flows from financing activities:  Proceeds from line of credit  $2,017  $1,984  $2,233  Repayments on line of credit  (1,979)  (1,996)  (2,202)  Proceeds from term loan  -  20  -  Repayment of term loan  (1)  (1)  (1)  Other 2  (4)  Net cash provided by financing activities  $34  $73  $26  Net (decrease) increase in cash and cash equivalents  $2  ($1)  ($1)  Condensed statement of cash flows  Note: Adj. revenue, Adj. Gross profit and Adj. EBITDA are non-GAAP financial measures; Zero values represent numbers less than $500,000  Includes: gain on sale of assets, bad debt expense, deferred income tax expense, amort. of debt issuance costs, change in fair value of contingent consideration, payment of contingent consideration on acquisitions, equity in loss (income) of affiliate, changes in operating assets and other liabilities, other assets & liabilities  Includes: debt issuance costs, preferred stock issuance costs, proceeds from issuance of preferred stock, repurchases of common stock, proceeds from issuance of common stock, payment of contingent liabilities, payment of offering costs  58

 Glossary  Term  Definition  Accounts payable (AP)  Workflows associated with providing payment for goods and services purchased from other companies. AP is a sub-set of the source-to-pay process  Accounts receivable (AR)  Workflows associated with collecting payment from customers for goods and services provided. AR is a sub-set of the order-to-cash process  Enhanced ACH  Automated Clearing House (ACH) electronic funds-transfer system offered with additional capabilities and services that help streamline payment processing for suppliers (i.e. fully integrated remittance data)  Merchant acquiring  Merchant acquiring is the process in which a provider underwrites and enables merchants to accept card payments by acting as a link between merchants, issuers, and payment networks  Order-to-cash (O2C)  Order-to-cash is the comprehensive workflows spanning from the receipt of an order through to the cash application. AR is a subset of the order-to- cash process  Procurement  Procurement is the act of sourcing and obtaining goods or services for business purposes. Procurement is a part of the source-to-pay process  Source-to-pay (S2P)  Source-to-pay is the end-to-end process for obtaining goods and services. S2P includes, among other processes, procurement and accounts payable  Virtual card  Virtual cards are a type of temporary and highly secure digital charge card provided to merchants to enable electronic payments  59

 Glossary – KPI / Financial  Term  Definition  Adjusted EBITDA  Adjusted EBITDA is defined as net profit/(loss) plus depreciation and amortization expenses, income tax expense/(benefit), other expense/(income),  stock-based compensation expense, severance costs and acquisition and integration costs and other one time costs  Adjusted EBITDA margin  Adjusted EBITDA margin is defined as adjusted EBITDA divided by adjusted revenue  Adjusted gross profit  Adjusted gross profit is defined as adjusted revenue less total direct costs of revenues excluding depreciation and amortization  Adjusted gross profit margin  Adjusted gross profit margin is defined as adjusted gross profit divided by adjusted revenue  Adjusted revenue  Adjusted revenue is defined as GAAP revenue plus NationaLease1 fee less capital equipment costs and less NationaLease revenue  Dollar-based net retention  Dollar-based net retention expresses the retained revenue from current customers who are up for renewal in the current period as a percentage of revenue from the prior year after accounting for upsell, downsell, and churn  Total whitespace  Total whitespace is calculated by multiplying 2,500 customers by the revenue opportunity for a fully engaged customer and then subtracting 2021E revenue; whitespace includes payments revenue opportunity  Transaction volume  Transaction volume refers to the total value of transactions processed during a specified period  (1) Effective January 1, 2021, the management agreement with NationaLease was modified such that consolidation of NationaLease’s financial statements into Corcentric was no longer required. We have presented Adjusted Revenue as if this change had occurred on January 1, 2019 for comparability  60

 Risk factors  These Risk Factors are being provided to certain sophisticated institutional investors for potential investment in North Mountain Merger Corp. (“NMMC”) in connection with its proposed business combination with Corcentric, Inc. (“Corcentric”, “we”, “us” or “our”) (the “Business Combination”) and pursuant to which the combined company of Corcentric and NMMC will become a publicly traded operating company (“Combined Company” means Corcentric  immediately after the Business Combination). Investing in the securities of NMMC (the “Securities”) to be issued in connection with the Business Combination involves a high degree of risk. Investors should carefully consider the risks and uncertainties inherent in an investment in us and in the Securities, including those described below, before subscribing for the Securities. If Corcentric cannot address any of the following risks and uncertainties effectively, or any other risks and difficulties that may arise in the future, Corcentric’s business, financial condition or results of operations could be materially and adversely affected. The risks described below are not the only ones Corcentric faces.  Additional risks that Corcentric currently does not know about or that Corcentric currently believes to be immaterial may also impair its business, financial condition or results of operations. You should review the Investor Presentation and perform your own due diligence, prior to making an investment in NMMC.  Risks Related to Corcentric’s Business and Industry:   Corcentric may not sustain its current rate of growth in the future.   Corcentric earns a substantial portion of its revenue from payment transactions and Corcentric’s growth is dependent upon the continued acceptance, security and adoption of its payment solutions.   Because Corcentric recognizes subscription revenues over the term of the contract, fluctuations in new sales and customer cancellations may not be immediately reflected in Corcentric’s operating results and may be difficult to discern.   Corcentric’s business depends substantially on its customers renewing their contracts and subscriptions and purchasing additional subscriptions from Corcentric. Corcentric’s business could be adversely affected if its customers are not satisfied with the services provided by Corcentric and do not renew their contracts or subscriptions.   A limited number of customer relationships are responsible for a significant portion of Corcentric’s revenue and cash flow. In addition, Corcentric is subject to credit risk resulting from its managed accounts receivable solutions. A decrease in sales to these customers or a change in these customers’ financial condition could materially harm Corcentric’s business and operating results.   If Corcentric fails to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations and payment methods, demand for product enhancements, new product features, and changing business needs, requirements or preferences, its products may become less competitive.   The markets in which Corcentric participates are competitive, and if Corcentric does not compete effectively, its operating results could be harmed.   Corcentric may require additional capital to support the growth of its business, and this capital might not be available on acceptable terms, if at all.   Corcentric’s business depends, in part, on Corcentric’s relationships with third parties, including partnerships with financial institutions, third party service providers, processing providers and other financial services f any of Corcentric’s agreements with such financial institutions, third party service providers, processing providers, or financial services providers are terminated, Corcentric could experience service interruptions.   The 2022 Russian invasion of Ukraine has affected and may continue to affect Corcentric's business operations.   Acquisitions, strategic investments, partnerships, collaborations or alliances could be difficult to identify and integrate, divert the attention of management, disrupt Corcentric’s business, dilute New Corcentric stockholder value, and adversely affect Corcentric’s operating results and financial condition.  61

 Risk factors (cont’d)   If Corcentric fails to manage its growth effectively, Corcentric may be unable to execute on its plans and strategies, maintain and grow customer adoption and use of its products and services, or adequately address competitive challenges.   Corcentric's ability to recruit, retain and develop qualified personnel is critical to its success and growth. If Corcentric is not able to effectively grow our sales and marketing organization, or grow an effective network of channel  partners, it may be unable to increase its share of the existing markets or expand into new markets, which would inhibit its ability to grow and increase its profitability.   If Corcentric fails to offer high-quality customer support, or if its support is more expensive than anticipated, its business and reputation could suffer.   Corcentric’s private commerce network solutions strategy is in part dependent upon its ability to provide value to both buyers and suppliers within the network. Failure to do so could have a material adverse effect on Corcentric’s business and results of operations.   Corcentric relies on fees and rebates that it receives from its private commerce network solutions suppliers. The failure to maintain contracts with these private commerce network solutions suppliers could adversely affect Corcentric’s business, financial condition and results of operations.  Risks Related to Information Technology, Cybersecurity and Intellectual Property:   Corcentric facilitates the transfer of customer funds daily, and is subject to the risk of errors, which could result in financial losses, damage to its reputation, or loss of trust in its brand, which would harm its business and financial results.   If Corcentric’s security measures are breached or unauthorized access to customer data is otherwise obtained, Corcentric’s platform or products may be perceived as not being secure, customers may reduce the use of or stop using Corcentric’s products and platform and Corcentric may incur significant liabilities.   Corcentric’s risk management efforts may not be effective to prevent fraudulent activities by its customers, employees or other third parties, which could expose Corcentric to material financial losses and liability and otherwise harm its business.   If Corcentric fails to adequately protect its proprietary rights, its competitive position could be impaired and it may lose valuable assets, generate less revenue and incur costly litigation to protect its rights.   Corcentric may be sued by third parties for various claims including alleged infringement of its proprietary rights, which could be costly and time-consuming to defend.   Indemnity and liability provisions in various agreements potentially expose Corcentric to substantial liability for intellectual property infringement, data protection, and other losses.  62

Risk factors (cont’d) Risks Related to Regulation:Corcentric relies on various exemptions from licensing, and regulators may find that it has violated applicable laws or regulations.The regulatory environment Corcentric operates in is subject to constant change, and new regulations could make aspects of its business as currently conducted no longer possible.Risks Related to North Mountain and the Business Combination:There can be no assurance that New Corcentric Common Stock will be approved for listing on Nasdaq or that New Corcentric will be able to comply with the continued listing standards of Nasdaq.If the Business Combination’s benefits do not meet the expectations of investors or securities analysts, the market price of North Mountain’s securities or, following the Closing, New Corcentric’s securities, may decline. A market forour securities may not continue, which would adversely affect the liquidity and price of our securities.Following the consummation of the Business Combination, New Corcentric will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financialcondition and results of operations.The North Mountain Board did not obtain a fairness opinion in determining whether or not to proceed with the Business Combination and, as a result, the terms may not be fair from a financial point of view to the Public Stockholders.North Mountain’s Sponsor, officers and directors have potential conflicts of interest in recommending that stockholders vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in this proxy statement/prospectus. 63